Blvd. Díaz Ordaz Km 3.33 No. L-1 Unidad San Pedro CP 66215  San Pedro Garza García, N.L. México
Tel. +52 (81) 8114-0000  FAX +52 (81) 8114-1770

September 26, 2007

52 (81) 8114-0000

Mr. Larry Spirgel
Assistant Director

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Office 3536, Mail Stop 3561
Washington, D.C. 20549

Re:	Axtel, S.A.B. de C.V. Form 20-F for the year ended December 31, 2006 File No. 333-114196

Dear Mr. Spirgel:

Axtel, S.A.B. de C.V. has carefully considered the comment in your letter dated August 21, 2007 and respectfully provides the respond below.  For your convenience, the comment has been reproduced from your letter immediately before the Company’s response to the comment.

Note 24(f) Staff Accounting Bulletin 108, page F-53

We refer to the SAB 108 adjustment of 105,895,000 pesos reported as a reconciling item to arrive at US GAAP stockholders’ equity for the year ended December 31, 2006.  The SAB 108 transition provision provide for a cumulative effect adjustment for errors determined to be immaterial in prior periods under an issuers’ previous and properly applied methodology, and after considering appropriate qualitative factors, but that are material to those periods based on the guidance of SAB 108.  As set forth in SAB 99, a materiality evaluation must be based on all relevant quantitative and qualitative factors.  Please tell us when each of the errors was identified and provide us with you annual SAB  99 materiality analysis explaining how you determined that the errors related to each prior period were immaterial on both quantitative and qualitative basis to the prior periods.  In addition, provide your analysis in support of your determination that the errors were material when assessed with the approach required by SAB 108 and are appropriately included in the cumulative adjustment.  Further, revise to disclose when and how each errors arose.

Response:  The Company’s financial statements are prepared in accordance with Mexican GAAP.  The financial statement misstatements arose in each of the years 2002 to 2006 in connection with reconciling the Company’s Mexican GAAP financial statements to U.S. GAAP.  Mexican GAAP allows, but does not require, the capitalization of interest expense related to debt incurred to finance construction in progress.  In preparing reconciliations of the Company’s financial statements as required in connection with the Company’s filings with the SEC, the Company failed to conform the treatment of such interest expense and the capitalization of certain costs to U.S. GAAP.

Blvd. Díaz Ordaz Km 3.33 No. L-1 Unidad San Pedro CP 66215  San Pedro Garza García, N.L. México
Tel. +52 (81) 8114-0000  FAX +52 (81) 8114-1770

The Company first became aware of the failure to reconcile these amounts to US GAAP in 2002 (previously the Company did adjust these matters in the reconciliation to US GAAP).  As described in note 24(f) the Company initially applied SAB 99 to the financial statement misstatements described in the note, using the “Rollover Method” of determining the materiality of uncorrected misstatements.  The Company determined that the misstatements were not material on a qualitative basis because the adjustments would not have materially affected the profitability trends experienced by the Company and did not affect the compliance with debt covenants or regulatory requirements and management bonuses or compensation for any of these periods affected.  Quantitatively the Company looked at the absolute amounts involved and the percentage of total revenues, earnings before income tax (“EBIT") and net income represented by those amounts on an after tax basis.  As shown in the tables included below, the percentage of revenues ranged from 0.17 to 1.82 and the percentage of EBIT and net income in all but one of four years was 3% or less ( the percentage of EBIT was 5% in 2002 and there was a loss in that year).  While the adjustment as a percentage of EBIT and net income in 2004 was higher, net income in that year on an absolute basis was a fraction of the previous year’s and only about 2% of revenues.  In addition, the absolute amount of the adjustment in that year was only 6,939 thousand pesos and represented only 0.17% of total revenues.  The effect of the adjustment would not have materially affected the profitability trend from the previous year, considering the very large net income in 2003 resulting from a debt restructuring fully disclosed in that year.

Applying SAB 108 following its issuance, the Company analyzed the misstatements under both the Rollover Method and the “Iron Curtain Method”, as required.  The Company still concluded, on a qualitative basis, that the misstatements were not material for the reasons set forth above.  The Company did conclude, however, that the misstatements were material on a quantitative basis under the Iron Curtain Method because, although the amount in question under the Rollover Method would have been only 0.05 percent of total revenues, 1 percent of EBIT and 2 percent of net income for the 2006 fiscal year, the cumulative effect on net income represented by the total of the adjustment for capitalized interest and capitalized expenses was approximately 52% of net income for the 2006 fiscal year, and therefore was recorded as a SAB 108 adjustment in 2006.

Rollover Method (used before the issuance of SAB 108)
Amounts in thousands of pesos
Fiscal	Misstatement
Year	Before Income Tax	After Income Tax	Revenues	% of Revenues	Earning before Income Tax	% of EBIT	Net Income	% of Net Income
2002	79,679	51,791	2,849,395	2%	(1,072,041)	5%	(1,072,041)	5%
2003	49,052	33,356	3,338,078	1%	3,115,678	1%	3,105,933	1%
2004	9,912	6,939	4,139,553	0%	88,209	8%	78,763	9%
2005	19,449	13,809	5,131,088	0%	461,038	3%	517,987	3%
2006	(4,663)	(3,358)	6,400,979	0%	314,708	1%	204,851	2%

Iron Curtain Method
Amounts in thousands of pesos
Year	Cumulative Effect	Revenues	% of Revenues	Stockholders Equity (SE)	% of SE
2005	105,894	5,131,088	2.1%	7,149,498	1%

The Company respectfully requests that the additional disclosure indicated in the Staff’s comment concerning the reason for and the timing of the misstatements be permitted to made in future filings or submissions by the Company.  The first such submission will be following the release of the Company’s financial statements for the period ending September 30, 2007.  The principal stock exchange for the Company’s shares is the Mexican Stock Exchange.  The financial statements filed with that exchange are in accordance with Mexican GAAP and do not include a reconciliation to U.S. GAAP. The Company has no debt or equity listed or traded on any United States Securities Exchange and believes that amendment of the Company’s Annual Report on Form 20-F for 2006 is not necessary for the protection of investors.

If you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to telephone me at 52 (81) 8114-0000.

Sincerely,

Jose Antonio Velasco